FORM 6-K



                       SECURITIES AND EXCHANGE COMMISSION
                             Washington D.C. 20549



                            Report of Foreign Issuer



                      Pursuant to Rule 13a-16 or 15d-16 of
                      the Securities Exchange Act of 1934


                       For period ending May 04, 2005

                              GlaxoSmithKline plc
                              (Name of registrant)



               980 Great West Road, Brentford, Middlesex, TW8 9GS
                    (Address of principal executive offices)


             Indicate by check mark whether the registrant files or
                 will file annual reports under cover Form 20-F
                                  or Form 40-F


                             Form 20-F x Form 40-F
                                       --


        Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the
                        Securities Exchange Act of 1934.

                                    Yes No x
                                       --

SIGNATURES





Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.



                                                             GlaxoSmithKline plc
                                                                    (Registrant)

Date: May 04, 2005                                              By: LORRAINE DAY
                                                             ------------------
                                                                    Lorraine Day
                                                 Authorised Signatory for and on
                                                   behalf of GlaxoSmithKline plc

                Director's Interests


I give below details of changes in directors' interests in the Ordinary Shares of GlaxoSmithKline plc.


29 April 2005   The  Administrators  of the  SmithKline  Beecham  Employee
                Benefit Trust ("the  Trust")  notified  the  Company  on 4 May
                2005 that 647 Ordinary shares in the Company had been sold on behalf of a participant in the GlaxoSmithKline Bonus
                Investment Plan at a price of (pound)13.251 per share.

                The Administrators of the Trust also notified the Company on 4 May 2005 that 2346 Ordinary shares had been transferred from the Trust to a participant in the GlaxoSmithKline Bonus Investment Plan.

29 April 2005   The Administrators of the Trust also notified the Company on 4
                May 2005 that 1439 Ordinary shares in the Company had been sold on behalf of a participant in the GlaxoSmithKline Annual
                Investment Plan at a price of (pound)13.251 per share.

                The Trust also notified the Company on 4 May 2005 that 92,133 Ordinary shares had been transferred from the Trust to participants in the GlaxoSmithKline Annual Investment Plan.


The Trust is a discretionary fund of which all non US employees or former employees of GlaxoSmithKline plc and its subsidiaries are potential beneficiaries. One of the Company's directors, Julian Heslop is therefore interested in the shares held in the fund from time to time in the same way as other non US employees or former employees of GlaxoSmithKline plc and its subsidiaries.


S M Bicknell
Company Secretary

4 May 2005